DC

No Act
2-8-07

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07044051

February 12, 2007

Margaret M. Foran
Senior Vice President – Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/12/2007

Re: Pfizer Inc.

Dear Ms. Foran:

This is in regard to your letter dated February 8, 2007 concerning the shareholder proposal submitted by Julia B. Randall for inclusion in Pfizer's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that Pfizer will include the proposal in its proxy materials, and that Pfizer therefore withdraws its December 21, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

RECD S.E.C.
FEB 2 2007
1086

PROCESSED
FEB 23 2007
THOMSON
FINANCIAL

cc: Susan L. Hall
8506 Harvest Oak Drive
Vienna, VA 22182

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017
Tel 212 733 4802 Fax 212 573 1853

Pfizer

December 21, 2006

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Julia B. Randall*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Julia B. Randall (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished with the undersigned on behalf of Pfizer pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to:

- Rule 14a-8(i)(7), because the Proposal deals with a matter relating to Pfizer's ordinary business operations; and
- Rule 14a-8(i)(12)(i), because the Proposal deals with substantially the same subject matter as a shareholder proposal that was included in Pfizer's 2004 proxy materials.

THE PROPOSAL

The Proposal requires the Board of Directors to "report to shareholders on the rationale for increasingly exporting the Company's animal experimentation to countries which have either non-existent or substandard animal welfare regulations and little or no enforcement." The Proposal further states that the report should include "information on the extent to which Pfizer requires . . . adherence to U.S. animal welfare standards at its facilities in foreign countries." The supporting statements elaborate on research Pfizer conducts at international facilities. A copy of the Proposal and supporting statements, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Related to Pfizer's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of shareholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. Notably, the 1998 Release stated that examples of this type of proposal include ones that address "the management of the workforce, such as the hiring, promotion and termination of employees." The Commission stated that the other consideration underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Exchange Act Release No. 20091 (August 16, 1983). In addition, the Staff has indicated that where "the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999). Under the standard set forth in the above-referenced releases and under well-established precedent, the Proposal is excludable in its entirety because the subject matter of the requested report relates to ordinary business matters—specifically, the location of Pfizer's operating facilities, the selection of suppliers and product research, development and testing.

The Proposal seeks a report on the "rationale" for "exporting [Pfizer's] animal experimentation" outside of the United States. This and other aspects of the Proposal implicate the type of fundamental and complex matters that are not proper for shareholder proposals because they involve tasks that are fundamental to management's ability to run a company on a day-to-day basis and delve too deeply into the complex day-to-day operations of a company. Accordingly, as discussed further below, the Staff has issued no-action relief under Rule 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)), concurring that proposals addressing the location of a company's operating facilities and its product research, development and testing constitute ordinary business matters.

A. The Proposal Involves Ordinary Business Matters Because It Relates To The Location Of Pfizer's Operating Facilities.

Pfizer has extensive operations around the world. As described in more detail in Pfizer's most recent Form 10-K (filed March 1, 2006), Pfizer's Global Research and Development division alone has facilities in the United States, United Kingdom, France and Japan. Moreover, the Form 10-K states that "more efficient use of our R&D facilities is a component of Pfizer's Adapting to Scale Initiative." Thus, the determination of where to operate its business, conduct research and develop its products is a part of the running of Pfizer's operations and within the scope of Pfizer's management. In this regard, the Staff consistently has concurred that a company's decisions about the location and re-location of its manufacturing and other facilities are matters of ordinary business. *See, e.g., Minnesota Corn Processors* (avail. Apr. 3, 2002) (proposal requesting that the company build a new corn processing plant subject to certain conditions was excludable under Rule 14a-8(i)(7) because it dealt with "decisions relating to the location of [the company's] corn processing plants); *The Allstate Corp.* (avail. Feb. 19, 2002) (concurring in the exclusion of a proposal requesting that the company cease its operations in Mississippi); *MCI Worldcom* (avail. Apr. 20, 2000) (proposal requesting that an economic analyses accompany future plans to relocate offices and facilities was excludable because it related to the "determination of the location of office or operating facilities"); *McDonald's Corp.* (avail. Mar. 3, 1997) (concurring in the exclusion of a proposal requesting that the company take steps to prevent the loss of public park lands when determining the location of new facilities because the proposal dealt with the ordinary business decision of plant location). Similarly,

Pfizer's decisions with respect to the location its research and development facilities that conduct animal testing, whether inside or outside the United States, is a matter of ordinary business.

B. The Proposal Involves Ordinary Business Matters Because It Relates To The Pfizer's Product Research, Development And Testing.

The subject matter of the Proposal also is a matter of ordinary business operations because it deals with the details of research and development procedures that are formulated in accordance with federal law and professional medical standards. Decisions with respect to such matters are within the province of management. Accordingly, the Staff consistently has concurred that companies may exclude shareholder proposals relating to research and development decisions under Rule 14a-8(i)(7).

In *E. I. Du Pont de Nemours and Co.* (avail. Mar. 8, 1991), the Staff concurred that the company could omit a proposal to "accelerate plans to phase out [Chloroflurocarbon ("CFC")] and halon production" and present a report to shareholders regarding the Company's research and development expenditures related to finding alternatives to the use of CFCs that do not contribute to global warming or deplete the ozone layer. As the Staff explained, "the thrust of the proposal appears directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the Company's ordinary business operations." As with the Du Pont proposal, the Proposal seeks shareholder oversight of product research. Specifically, the Proposal addresses the location of product research laboratories, which is a matter of ordinary business operations best left to management. *See also, e.g., Merck & Co., Inc.* (avail. Jan. 23, 1997) (permitting the exclusion of a proposal requesting that the company form a committee to "study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development, and testing of the company's products," explaining that "the proposal is directed at matters relating to the conduct of the Company's ordinary business operations (i.e., product research, development, and testing)"); *Union Pacific Corp.* (avail. Dec. 16, 1996) (allowing exclusion of a proposal requesting a report on the status of research and development of a new safety system for railroads); *Newport Pharmaceuticals, Int'l., Inc.* (avail. Aug. 10, 1984) (allowing exclusion of proposal regarding "allocations of funds for corporate research"); *Arizona Public Service Co.* (avail. Feb. 27, 1984) (allowing exclusion of a proposal "to place a moratorium on funding all [r]esearch and [d]evelopment activities outside of the state" because it concerned "the amount and location of research and development activities").

The cited Staff letters illustrate that research decisions, such as those involving product research facilities, involve matters relating to the conduct of a company's ordinary business operations. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to Pfizer's ordinary business operations.

C. *The Proposal Involves Ordinary Business Matters Because It Relates To The Pfizer's Selection Of Suppliers.*

In addition, the Proposal concerns Pfizer's ordinary business operations because it relates to Pfizer's selection of suppliers, specifically the selection of contractor research organizations located outside of the United States that conduct animal-based research. In the 1998 Release, the Commission cited "retention of suppliers" as an example of a task that is "so fundamental to management's ability to run a company on a day-to-day basis" that it cannot, "as a practical matter, be subject to direct shareholder oversight." 1998 Release. Consistent with the considerations underlying Rule 14a-8(i)(7), the Staff has permitted the exclusion of proposals addressing the practices followed by a company's suppliers. *See, e.g., Seaboard Corp.* (avail. Mar. 3, 2003) (concurring with exclusion of a proposal requesting a report on use of antibiotics by the company's hog suppliers); *Hormel Foods Corp.* (avail. Nov. 19, 2002) (permitting exclusion of a proposal requesting a report on use of antibiotics by the company's meat suppliers). Similarly, the Staff has permitted the exclusion of proposals requesting information on a company's practices relating to the selection of vendors and suppliers. In *Wal-Mart Stores, Inc.* (avail. Apr. 10, 1991), for example, the Staff granted no-action relief with respect to a proposal requesting a report on the company's efforts to purchase goods and services from minority and female-owned businesses. In doing so, the Staff "particularly note[d] that the proposal involves a request for detailed information on . . . the Company's practices and policies for selecting suppliers of goods and services." *See also Wal-Mart Stores, Inc.* (avail. Apr. 10, 1992) (permitting exclusion of proposal involving request for detailed information on, among other things, "relationships with suppliers and other businesses").

Pfizer considers numerous factors in selecting and retaining its suppliers and vendors, including, but not limited to, the quality of services offered; location; competitive pricing; distribution capabilities; environmental, health and safety performance; and human resources practices. Moreover, Pfizer's Corporate Policy on Animal Care and Use requires its suppliers and vendors to adhere to this policy and to comply with all applicable laws and regulations, and Pfizer performs welfare audits of third party facilities in accordance with Pfizer's quality assurance policies. Evaluating these considerations and assuring compliance with these standards is an integral part of Pfizer's daily business operations and cannot, from a practical standpoint, be subject to direct shareholder oversight. The Proposal requests a report on Pfizer's "rationale" for selecting suppliers located in outside of the United States, which necessarily intrudes upon Pfizer's selection of, and relationships with, these suppliers. For these reasons, we believe that the Proposal is excludable pursuant to Rule 14a-8(i)(7).

D. *Regardless Of Whether The Proposal Touches Upon Significant Social Policy Issues, The Entire Proposal Is Excludable Due To The Fact That It Distinctly Addresses Ordinary Business Matters.*

We believe that the well-established precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under

Rule 14a-8(i)(7). We recognize that the Staff has previously found that "human treatment of animals in product development and testing" is a significant social policy issue. *See, e.g., Gillette Co.* (avail. Jan. 4, 1996) (denying no-action relief under the predecessor to Rule 14a-8(i)(7) with respect to a proposal requesting a report on the company's efforts to eliminate all animal testing and noting "the proposal relates to the substantial policy issue of the humane treatment of animals in product development and testing").

Nevertheless, the Staff also has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For example, in *General Electric Co.* (avail. Feb. 3, 2005), the Staff concurred that a proposal relating to "the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries" was excludable under Rule 14a-8-(i)(7) as relating to "management of the workforce" even though the proposal also related to offshore relocation of jobs. *Compare General Electric Co.* (avail. Feb. 3, 2004) (proposal addressing the offshore relocation of jobs was not excludable under Rule 14a-8(i)(7)). Moreover, in *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that GE could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters – *i.e.*, the choice of accounting methods. Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareholder value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)." *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

Therefore, because portions of the Proposal relate to the location of Pfizer's operating and product research facilities—ordinary business matters—the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(12)(i) Because It Deals With Substantially The Same Subject Matter As A Proposal That Was Included In Pfizer's Proxy Materials In 2004.

Rule 14a-8(i)(12)(i) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within the preceding 5 calendar years" and the proposal received "less than 3% of the vote if proposed once within the preceding 5 calendar years . . . ." As noted below, the Proposal is substantially similar to a shareholder proposal (the

"Previous Proposal") Pfizer included in its 2004 proxy materials filed on March 12, 2004 that did not receive the support necessary for resubmission.

The Previous Proposal requested that Pfizer:

A. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives; and

B. Formally request that the relevant regulatory agencies accept validated *in vitro* tests as replacements to animal tests.

A copy of the Previous Proposal as it appeared in Pfizer's 2004 proxy materials is attached hereto as Exhibit B. The Proposal and the Previous Proposal are substantially similar for purposes of Rule 14a-8(i)(12)(i) because the subject matter of both proposals is animal-based testing. The subject matter of the proposals is the same because both the Previous Proposal and the Proposal focus on the substantive concern of animal testing – either the methods used by Pfizer in conducting animal-based tests, or the locations where Pfizer conducts such animal-based tests, respectively. Moreover, both proposals (whether in their respective resolutions, recitals or supporting statements) discuss the proponents' concerns with respect to the welfare of the animals used in these animal-based tests. For example:

- The Proposal requests that the Company "report to shareholders on the rationale for increasingly exporting the Company's animal experimentation to countries which have either non-existent or substandard *animal welfare* regulations . . . ." (*emphasis added*).

- The Previous Proposal, as stated by its proponents, "relates to Pfizer's . . . policies with respect to corporate stewardship, human health, good science, and *animal welfare* (*emphasis added*).

Despite the differences in some of the actions requested by the proposals, the express language of both the Previous Proposal and the Proposal deal with the same substantive concern and thus substantially the same subject matter for the purposes of Rule 14a-8(i)(12)(i) – animal-based testing. In this regard, as discussed in more detail below, the Staff increasingly has focused on the substantive concern raised by a proposal rather than the specific corporate action to be taken.

The Staff recently concurred that a proposal, similar to the Proposal, submitted to Abbott Laboratories in 2006 was excludable under Rule 14a-8(i)(12)(i) where that company's shareholders had considered a shareholder proposal in 2005 that is nearly identical to the Previous Proposal. *See Abbott Laboratories* (avail. Feb. 28, 2006). The proposal included in Abbott Laboratories' 2005 proxy statement, like the Previous Proposal, requested that the company commit to using "non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity;" "[c]onfirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods;" and petition regulatory agencies to accept non-animal based methods as "total replacements" for animal-based methods for assessing the above. The 2006 Abbott Laboratories proposal requested a report on the feasibility of amending the company's animal research policy to ensure that it extends to contract laboratories. Because the subject matter of both Abbott Laboratories proposals was animal-based testing, the Staff concurred that the 2006 Abbott Laboratories proposal was excludable under Rule 14a-8(i)(12)(i). Accordingly, since the Previous Proposal and the Proposal share the same subject matter as the proposals in *Abbott Laboratories* – animal-based testing – the Proposal likewise is excludable under Rule 14a-8(i)(12)(i).

Moreover, in *Barr Pharmaceuticals*, the Staff concurred in the exclusion under Rule 14a-8(i)(12)(i) of a proposal similar to the Proposal where the company's shareholders had considered a shareholder proposal in 2005 that is nearly identical to the Previous Proposal and is identical to the 2005 Abbott Laboratories proposal discussed above. *See Barr Pharmaceuticals* (avail. Sept. 25, 2006). The 2006 proposal submitted to Barr Pharmaceuticals requested that the board adopt an animal welfare policy addressing the company's commitment to "reducing, refining, and replacing its use of animals" in testing that would apply equally to independently retained labs. The Staff permitted the exclusion of the 2006 Barr Pharmaceuticals proposal because both the 2005 and 2006 Barr Pharmaceuticals proposals dealt with the same subject matter. As with the proposals considered in *Barr Pharmaceuticals*, because the Previous Proposal and the Proposal share the same substantive concern and thus the same subject matter, namely, animal-based testing, the Proposal is excludable under Rule 14a-(8)(i)(12)(i). *See also Merck & Co., Inc.* (avail. Dec. 15, 2006).

As the Staff recognized in *Abbott Laboratories* and *Barr Pharmaceuticals*, Rule 14a-8(i)(12)'s reference to "substantially the same subject matter" does not mean that the Previous Proposal and the Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983. The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (August 16, 1983).

The Staff has confirmed in a number of recent precedents that Rule 14a-8(i)(12) does not require that two proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff has increasingly focused on the substantive concerns raised by the proposal, rather than the specific corporate action proposed to be taken. The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the proposals recommended that the company take different actions. *See Pilgrims Pride Corp.* (avail. Nov. 6, 2006) (a proposal requesting that the company "make transparent to shareholders" the company's evaluation of controlled-atmosphere killing was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the feasibility of requiring its suppliers to adopt controlled-atmosphere killing); *Medtronic Inc.* (avail. June 2, 2005) (a proposal requesting that the company list all of its political and charitable contributions on its website was excludable as it dealt with substantially the same subject matter as a prior proposal requesting that the company cease making charitable contributions); *Bank of America Corp.* (avail. Feb. 25, 2005) (same); *Dow Jones & Co., Inc.* (avail. Dec. 17, 2004) (a proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (avail. Mar. 1, 2004) (a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products).

This precedent confirms that, for purposes of Rule 14a-8(i)(12), the Previous Proposal and the Proposal concern "substantially the same subject matter," namely, animal-based testing. Moreover, as evidenced in Exhibit C, the Previous Proposal received approximately 2.2% of the vote at Pfizer's 2004 Annual Meeting of Shareholders.[1] Thus, the Previous Proposal failed to meet the required 3% threshold when it was included in Pfizer's proxy materials in the last five years. For these reasons, we request that the Staff concur that the Proposal is excludable pursuant to Rule 14a-8(i)(12)(i).

---

1 The Previous Proposal received 4,600,923,325 "against" votes and 104,385,062 "for" votes. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Pfizer excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Pfizer agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Pfizer only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran / ear

Margaret M. Foran

MMC/eai/smw
Enclosures

cc: Julia B. Randall

100129726_7.DOC

EXHIBIT A

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
info@peta.org

November 6, 2006

Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Shareholder Proposal Regarding Animal Welfare Policy

Dear Ms. Foran:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy materials for the 2007 annual meeting. Also enclosed is a letter from the proponent of the resolution along with a broker's letter certifying to ownership of stock.

If you need any further information, please do not hesitate to contact me. If the Company will attempt to exclude any portion of the proposal under Rule 14a-8, please let me know within 14 days of your receipt of the resolution. I can be reached at 8506 Harvest Oak Drive, Vienna, VA 22182, by telephone at (703) 478-5995, or by e-mail at SusanH@peta.org.

Very truly yours,

Susan L Hall

Susan L. Hall
Legal Counsel

Enclosures
SLH/pc

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

REPORT ON EXPORTING ANIMAL RESEARCH AND TESTING

RESOLVED, that the Board report to shareholders on the rationale for increasingly exporting the Company's animal experimentation to countries which have either non-existent or substandard animal welfare regulations and little or no enforcement. Further, the shareholders request that the report include information on the extent to which Pfizer requires—at a minimum—adherence to U.S. animal welfare standards at its facilities in foreign countries.

Supporting Statement:

Pfizer has publicly committed to the "Refinement of the use of research animals to use less painful or the least invasive procedures whenever possible ... [the] Reduction of the numbers of animals used in each study to the absolute minimum necessary ... [and the] Replacement of animal experiments with non-animal experiments."[1] Furthermore, the Company declares that "Every proposed use of animals in our research will be thoroughly evaluated and the health and well being of all laboratory animals under our care will be attended to meticulously." However, some of the countries to which the Company is re-locating its animal research and testing are known for having no or poor animal welfare standards and negligible oversight.

In October 2005, Pfizer announced the opening of a new Research & Development Center in Shanghai, China, with Pfizer's Chief Medical Officer stating that "Pfizer's planned investment into this R&D center will near US$25 million over the next 5 years."[2] The November 13, 2006, issue of *Forbes* magazine reported on Pfizer's research in China, noting that the rationale for shifting animal testing to China is that "scientists are cheap, lab animals plentiful and pesky

1 [illegible]
2 [illegible]

protesters held at bay" and quoting a pharmaceutical industry executive who "admits that Chinese testing companies lack quality control and high standards on treatment."[3]

Our Company now conducts a significant proportion of its research in foreign laboratories, with company sources stating that "research and development in China is an indispensable part of the company's global R&D program"[4] and that "[t]he Pfizer investment in this centre demonstrates … our commitment to broaden the scope of our operations here in China."[5] Purposely re-locating research to countries with lower animal costs, easy animal availability, and lower welfare standards is in direct conflict with Pfizer's stated commitment to reducing, refining, and replacing animal use.

Shareholders deserve to know whether animal testing is being moved to foreign countries in order to evade American animal welfare laws and reduce oversight and other protections for animals, and whether research conducted at Pfizer facilities in other countries is held to at least the same standards as animal testing conducted at its U.S. facilities.

---

3 *"Comparative Advantage"*; Forbes, p. 76 Vol. 178 No. 10 (Nov. 13, 2006)
4 *"PfizerInaugurates R&D Center in Shanghai"*; People's Daily (Nov. 1, 2005)
5 *"Pfizer's Strategic Presence in China"*; China Daily, p.3 (Nov. 1, 2005)

Julia B. Randall
4210 Oakridge Lane
Chevy Chase, MD 20815

November 6, 2006

Margaret M. Foran
Secretary, Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Shareholder Proposal Regarding Outsourcing Animal Testing to Asia

Dear Ms. Foran:

I am the holder of 1,700 shares of Pfizer stock and the proponent of a shareholder proposal relating to the Company's outsourcing animal testing to Asia. The proposal is attached for inclusion in the proxy statement for the 2007 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of shares. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2007 annual meeting of shareholders.

Please communicate with my authorized representative, Susan L. Hall, Esq. if you need any further information. If the Company will attempt to exclude any portion of the proposal under Rule 14a-8, please so advise my representative within 14 days of your receipt of this proposal. Ms. Hall may be reached at 8506 Harvest Oak Drive, Vienna, VA 22182, by telephone at (703) 478-5995, or by e-mail at SusanH@peta.org.

Very truly yours,

Julia Randall

Julia Randall

Enclosures

cc: Susan L. Hall

Fidelity INVESTMENTS

November 6, 2006

Ms. Margaret M Foran
Secretary Pfizer Incoporated
235 East 42nd St
New York, NY 10017-5755

Re: Julia Brabson Randall
Share Resolution for Inclusion in 2007 Proxy Statement

Dear Ms. Foran:

Julia Randall requested Fidelity Investments provide information regarding the shares of Pfizer held in her Fidelity Individual account [redacted]. Please accept this letter as confirmation.

Ms. Randall owns 1,700 shares of Pfizer in her account. The shares have been held continuously for the past year. She has stated an intention to retain these shares throughout the next year.

I hope you find this information helpful. If you have any questions or need additional assistance, please contact any Fidelity representative at 800-544-6666. Thank you for your attention in this matter.

Sincerely,

Jennifer Kaszyk
Client Services Specialist

Our File: [redacted]

Fidelity Brokerage Services LLC
Operations and Services Group
500 Salem Street OS2S
Smithfield, RI 02917-1288

Legal Division
Pfizer Inc
235 East 42nd Street 235/7/35
New York, NY 10017
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Via FedEx

Suzanne Y. Rolon
Manager, Communications
Corporate Governance

November 20, 2006

Ms. Susan Hall
Legal Counsel
People for the Ethical Treatment
Of Animals
8506 Harvest Oak Drive
Vienna, VA 22182

Re: **Shareholder Proposal for Pfizer 2007 Annual Meeting of Shareholders**
Submitted by: Julia B. Randall

The Board report to shareholders on the rationale for increasingly exporting the Company's animal experimentation to countries which have either non-existent or substandard animal welfare regulations and little or no enforcement. Further, the shareholders request that the report include information on the extent to which Pfizer requires - at a minimum - adherence to U.S. animal welfare standards at its facilities in foreign countries.

Dear Ms. Hall,

This letter will acknowledge receipt of your letter and Ms. Julia B. Randall's letter dated November 6, 2006 to Ms. Margaret M. Foran, Senior Vice President, Corporate Governance, Associate General Counsel and Corporate Secretary of Pfizer Inc., giving notice that Ms. Randall intends to sponsor the above proposal at our 2007 Annual Meeting of Shareholders.

Ms. Randall's letter noted that you will act on her behalf in shareholder matters, including her shareholder proposal, and requested that all future communications be directed to you.

Sincerely,

Suzanne Y. Rolon

cc: Margaret M. Foran

EXHIBIT B

ITEM 10—Shareholder Proposal on *In Vitro* Testing

This proposal relates to Pfizer's (or "the Company") policies with respect to corporate stewardship, human health, good science, and animal welfare. Given the availability of five validated non-animal *(in vitro)* tests for assessing dermal and pyrogenic effects, Pfizer should commit to using these *in vitro* methods in place of animal testing.

WHEREAS, the Company should demonstrate its commitment to the highest ethical standards in its business practices including i) protecting the public health, and ii) promoting good science and eliminating unnecessary and painful animal experiments by using available, validated *in vitro* assays for testing Pfizer's products;

NOW, THEREFORE, BE IT RESOLVED that the shareholders of Pfizer request that the Board:

1. Issue a policy statement publicly committing to use *in vitro* tests for assessing skin corrosion, skin absorption, skin irritation, phototoxicity and pyrogenicity endpoints, and generally committing to the elimination of product testing on animals in favor of validated *in vitro* alternatives; and
2. Formally request that the relevant regulatory agencies accept validated *in vitro* tests as replacements to animal tests.

Supporting Statement: Pfizer has a responsibility to use non-animal test methods, not only because they are generally more reliable, faster, and more economical, but also to eliminate abuses such as the one occurring at Pfizer's Kalamazoo facility in August 2003, when a dog left in a transport cage was scalded to death in an automatic cage washing system.

Testing for skin corrosion, irritation, and absorption, phototoxicity, and pyrogenicity on animals is no longer necessary. These endpoints can be tested using non-animal methods.

Testing for skin corrosion can be accomplished using skin equivalent tests such as EpiDerm™ and EpiSkin™. In the animal test, rabbits are locked into full body restraints and the chemical is applied to shaved skin for several hours. Canada, the European Union, and most countries in the Organization for Economic Cooperation and Development (OECD) have accepted the *in vitro* tests as total replacements for animal tests.

The rate of chemical absorption through the skin can be determined using isolated human skin tissue instead of applying substances to the skin of living animals. This *in vitro* approach has been accepted as an OECD Test Guideline, and in several European countries is the default approach for skin absorption testing.

Once a chemical has been determined to be non-corrosive, its potential to cause mild irritation can be tested using a clinical skin patch test. Regulators in Canada accept the use of clinical skin-patch test volunteers as a valid replacement for animal based skin irritation testing.

Phototoxicity, an inflammatory reaction caused by the interaction of a chemical with sunlight, can be evaluated using the 3T3 Neutral Red Uptake ("NRU") test. The animal based test involves applying different concentrations of a chemical on the shaved skin of guinea pigs, and exposing half of the animals to ultraviolet radiation for at least two hours. The NRU test has been accepted throughout Europe and by the OECD as the official test guideline for phototoxicity.

Pyrogenicity refers to the inflammatory reaction and fever that can occur when certain intravenous drugs and pharmaceutical products interact with the immune system. The animal test consists of locking rabbits in full-body restraints, injecting test substances into their blood stream, and monitoring temperature. The *in vitro* pyrogen test validated in Europe as a total replacement for the rabbit test, involves using blood donated by healthy human donors. The *in vitro* test is more accurate, and the results more quickly attainable.

YOUR COMPANY'S RESPONSE

We are pleased to inform the proponent and all our shareholders that we already use every *in vitro* (non-animal) test mentioned in the proposal, and more. Pfizer is fully committed to the use of alternative testing methods wherever such tests are scientifically valid and do not compromise patient safety or the effectiveness of our medicines. In addition, we are already working with regulators in an effort to increase the use of alternative models where such alternatives can be used appropriately. We are, however, in agreement with regulators that the overall testing process must involve some level of *in vivo* (animal) testing in order to meet our overriding responsibility to provide patients with medicines that are both safe and effective.

We are committed to the principles embodied by the 3Rs of animal research: seeking alternatives that Reduce, Replace or Refine our work with animals when such alternatives are available and appropriate. At Pfizer, we've added fourth and fifth "Rs" as fundamental and important principles: Respect for animals and Recognition of the important contributions that animal-based research makes to our goal of improving human and animal health worldwide. We approach all research involving animals with the highest level of humane concern. In fact, the care of all the animals that assist in our research meets or exceeds relevant local, national and international regulations. The tragic death of the dog mentioned in proponent's statement was the result of an unfortunate but isolated accident. Procedural changes have already been implemented to ensure that such an accident will not happen again.

Pfizer has always supported the use of *in vitro* alternatives, including those listed in proponent's resolution, wherever such tests are scientifically valid and legally permitted. We have invested significant resources into streamlining the drug discovery process while reducing and refining the use of animal studies. A tiered approach is used to eliminate the more toxic, less effective compounds at the earliest possible stages of the discovery process, minimizing the number of *in vivo* experiments conducted, and refining those experiments considered necessary to ensure public safety and confidence.

Certain *in vitro* tests can be, and are, used as screening tools in the early stages of the discovery process, markedly reducing the number of compounds that ultimately reach the stage of animal testing. In addition, other alternative methodologies have been implemented to minimize animal use in worker safety testing and quality control. These tools, however, typically represent only a small component of the testing currently required by U.S. regulatory agencies, and must be supported with more conventional *in vivo* data. The proposal as stated is, therefore unfeasible in view of our research and development goals of insuring the safety and effectiveness of our medicines.

Your Board of Directors unanimously recommends a vote AGAINST this proposal.

EXHIBIT C

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-Q

X QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 28, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13
OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from________to______

COMMISSION FILE NUMBER 1-3619

PFIZER INC.

(Exact name of registrant as specified in its charter)

DELAWARE	13-5315170
(State of Incorporation)	(I.R.S. Employer Identification No.)

235 East 42nd Street, New York, New York 10017
(212) 573-2323
(Registrant's telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES X NO

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

YES X NO

At May 5, 2004, 7,630,536,483 shares of the issuer's common stock were outstanding (voting).

Item 2. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities

This table provides information with respect to purchases by the Company of shares of its Common Stock during the fiscal first quarter of 2004:

Issuers Purchases of Equity Securities*

Period	Total Number of Shares Purchased**	Average Price Paid per Share**	Total Number of Shares Purchased as Part of Publicly Announced Plan*	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan*
January 1, 2004 through January 31, 2004	2,578,712	$36.41	3,525,000	$4,873,572,310
February 1, 2004 through February 29, 2004	8,716,940	$37.48	12,135,000	$4,550,913,760
March 1, 2004 through March 28, 2004	13,729,081	$36.47	25,850,000	$4,050,735,904
Total	25,024,733	$36.81	25,850,000	

* On December 15, 2003, the Company announced that the Board of Directors authorized the purchase of up to $5 billion of the Company's Common Stock (the "2003 Stock Purchase Plan"). Such purchases are expected to be completed by the end of 2004.

** In addition to purchases under the 2003 Stock Purchase Plan, this column reflects the following transactions during the fiscal first quarter of 2004: (i) the deemed surrender to the Company of 224,120 shares of Common Stock to pay the exercise price and to satisfy tax withholding obligations in connection with the exercise of employee stock options, and (ii) the surrender to the Company of 25,613 shares of Common Stock to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees.

Item 4. Submission of Matters to a Vote of Security Holders

The shareholders of the company voted on eight items at the Annual Meeting of Shareholders held on April 22, 2004:

1. the election of fifteen directors to terms ending in 2005
2. a proposal to approve the appointment of KPMG LLP as independent auditor for 2004
3. a proposal to approve the Pfizer Inc. 2004 Stock Plan
4. a shareholder proposal requesting review of the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the Company's business strategy
5. a shareholder proposal relating to an annual report on corporate resources devoted to supporting political entities or candidates
6. a shareholder proposal seeking to impose term limits on directors
7. a shareholder proposal requesting a report on increasing access to Pfizer products
8. a shareholder proposal on *in vitro* testing

The nominees for directors were elected based upon the following votes:

Nominee	Votes For	Votes Withheld
Michael S. Brown	6,402,288,172	116,943,283
M. Anthony Burns	6,330,740,631	188,490,824
Robert N. Burt	6,323,893,761	195,337,694
W. Don Cornwell	6,322,149,479	197,081,976
William H. Gray III	6,363,032,765	156,198,690
Constance J. Horner	6,356,677,577	162,553,878
William R. Howell	6,319,319,736	199,911,719
Stanley O. Ikenberry	6,355,798,076	163,433,379
George A. Lorch	6,370,298,296	148,933,159
Henry A. McKinnell	6,342,751,695	176,479,760
Dana G. Mead	6,400,020,991	119,210,464
Franklin D. Raines	6,393,181,305	126,050,150
Ruth J. Simmons	6,397,853,407	121,378,048
William C. Steere Jr.	6,354,309,397	164,922,058
Jean-Paul Vallès	6,245,477,022	273,754,433

The proposal to approve the appointment of KPMG LLP as independent auditors for 2004 received the following votes:

- 6,237,591,622 Votes for approval
- 235,143,794 Votes against
- 46,496,039 Abstentions

There were no broker non-votes for this item.

The proposal to approve the Pfizer Inc. 2004 Stock Plan received the following votes:

- 4,716,082,472 Votes for approval
- 457,845,073 Votes against
- 62,929,951 Abstentions
- 1,282,373,959 Broker non-votes

The shareholder proposal requesting review of the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the Company's business strategy received the following votes:

- 462,213,020 Votes for approval
- 4,268,874,397 Votes against
- 505,497,255 Abstentions
- 1,282,646,783 Broker non-votes

The shareholder proposal relating to an annual report on corporate resources devoted to supporting political entities or candidates received the following votes:

- 520,162,713 Votes for approval
- 4,244,239,467 Votes against
- 472,191,078 Abstentions
- 1,282,638,197 Broker non-votes

The shareholder proposal seeking to impose term limits on directors received the following votes:

- 177,708,514 Votes for approval
- 4,983,930,379 Votes against
- 74,976,525 Abstentions
- 1,282,616,037 Broker non-votes

The shareholder proposal requesting a report on increasing access to Pfizer products received the following votes:

- 238,610,025 Votes for approval
- 4,556,606,150 Votes against
- 441,397,254 Abstentions
- 1,282,618,026 Broker non-votes

The shareholder proposal on *in vitro* testing received the following votes:

- 104,385,062 Votes for approval
- 4,600,923,325 Votes against
- 511,908,466 Abstentions
- 1,302,014,602 Broker non-votes

Two additional shareholder proposals, one relating to political contributions and one relating to stock options, that were submitted for consideration at the Annual Meeting were not voted on because the respective shareholder proponents were not present at the meeting to introduce the proposals.

Item 6. Exhibits and Reports on Form 8-K

(a) Exhibits

1) Exhibit 3 - Restated Certificate of Incorporation of Pfizer Inc.

2) Exhibit 12 - Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

3) Exhibit 15 - Accountants' Acknowledgment

4) Exhibit 31.1 - Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

5) Exhibit 31.2 - Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

6) Exhibit 32.1 - Certification by the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7) Exhibit 32.2 - Certification by the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(b) Reports on Form 8-K

We filed a report on Form 8-K during the first quarter ended March 28, 2004 on the following date for the purposes specified: On January 22, 2004, to report our financial results for the fourth quarter and year ended December 31, 2003.

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017
Tel 212 733 4802 Fax 212 573 1853

February 8, 2007

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of Julia B. Randall; Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

In a letter dated December 21, 2006, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that Pfizer Inc. ("Pfizer") could properly exclude from its proxy materials for its 2007 Annual Shareholders Meeting a shareholder proposal received from Julia B. Randall (the "Proposal"), naming Susan L. Hall as her designated representative.

Pfizer has decided to include the Proposal in its proxy materials. Therefore, we hereby withdraw the December 21, 2006, no-action request relating to Pfizer's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. Please contact me at (212) 733-4802 with any questions in this regard.

Sincerely,

Margaret M. Foran /DAJ
Margaret M. Foran

cc: Susan L. Hall, People for the Ethical Treatment of Animals

RECEIVED

2007 JAN -8 PM 12:50

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

January 2, 2007

BY REGULAR & ELECTRONIC MAIL: cfletters@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: Export Shareholder Proposal Submitted by Julia B. Randall for Inclusion in the 2007 Proxy Statement of Pfizer Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 21, 2006, submitted to the SEC by Pfizer, Inc. ("Pfizer" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by Ms. Julia B. Randall, a supporting member of People for the Ethical Treatment of Animals ("PETA"). Ms. Randall has designated the undersigned as her authorized representative.

The Company argues that the proposal under review is substantially the same as one filed in 2004 and should be omitted pursuant to Rule 14a-8(i)(12), and that it addresses ordinary business and is excludable under Rule 14a-8(i)(7). For the reasons which follow, we request that the Staff recommend enforcement action if the proposal is omitted.

The resolution under review reads as follows:

RESOLVED, that the Board report to shareholders on the rationale for increasingly exporting the Company's animal experimentation to countries which have either non-existent or substandard animal welfare regulations and little or no enforcement. Further, the shareholders request that the report include information on the extent to which Pfizer requires – at a minimum – adherence to U.S. animal welfare standards at its facilities in foreign countries.

This resolution will be referred to hereinafter as the "Export Resolution." The resolution filed in 2004 which Pfizer claims is substantially similar will be referred to as the "Give the Animals Five," or "GTA5" resolution. The Staff should note that Pfizer filed three no action letters with the SEC all dated December 21, 2006. The Company seeks to exclude the Export Resolution filed by Julia Randall, a Financial Donation proposal submitted by PETA, and an Animal Welfare resolution submitted by Frank Randall (there is no relation between Frank Randall and Julia Randall). Pfizer's position is that each of the foregoing proposals is substantially similar to the GTA5 resolution. Frank

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

Randall's and PETA's opposition to the Company's no action letters concerning the Animal Welfare and Financial Donation proposals has been filed separately in a opposition letter dated January 1, 2007.[1]

I. The Proposal Addresses Issues that Transcend Ordinary Business

Pfizer argues that the proposal involves the conduct of its ordinary business operations because it implicates: i) the location of its operating facilities, ii) product research, development and testing, and iii) the selection of suppliers. Pfizer goes on to assert that even if it "touches upon significant social policy issues," it should still be excluded under Rule 14a-8(i)(7) because it still addresses ordinary business matters." (No Action Letter p. 5.)

However, the proposal under review involves broad and significant social policy considerations, as well as issues of widespread public debate. It has virtually nothing to do with the location of operating facilities, R&D, or selection of vendors. The issues would be the same whether Pfizer was outsourcing animal testing to Timbuktu or Katmandu. The proposal is about Company standards – professional and scientific competence standards, research standards relating to human health, and animal welfare standards. It has to do with sound and responsible corporate stewardship in keeping with the Company's commitment to its shareholders and the public generally as enshrined in its Mission Statement and core values.

The Staff has repeatedly found that proposals "focusing on sufficiently significant social policy issues … generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 40018 (May 21, 1998). Similarly, the Staff has noted that the presence of widespread public debate regarding an issue is a factor to be considered in deciding whether a proposal embraces issues that "transcend the day-to-day business matters." *See Transamerica Corporation* (Jan. 10, 1990), and *Aetna Life and Casualty Company* (Feb. 13, 1992).

The Proposal embraces social policy considerations, economic implications, and matters of serious public debate. Lest there be any doubt on the latter point, the November 13, 2006 issue of *Forbes* magazine reported that Pfizer had "announced plans recently to set up research units in China." The *Forbes* article went on to observe that the rationale for outsourcing animal testing to China is that "scientists are cheap, lab animals plentiful and pesky protesters held at bay."[2]

In sum, this proposal is about corporate policy and responsible corporate decision-making. When a conservative journal like *Forbes* reports that the reason for exporting animal testing to China is basically because it is cheap, potentially substandard, and avoids public scrutiny, shareholders have a right to question why their Company has chosen that path. These are "significant social policy issues" which even Pfizer recognized by acknowledging that "the Staff has previously

---

[1] Pfizer's position is that each of the resolutions – the Animal Welfare proposal, the Financial Contribution resolution and the Export proposal – is substantially the same as the GTA5 resolution. The chink in the armor is that if Pfizer's reasoning is correct, all four of the resolutions must be substantially the same. That leads to an absurd result which even Pfizer could not advocate.

[2] "Comparative Advantage"; *Forbes*, p. 76 Vol. 178 No. 10 (Nov. 13, 2006)

found that 'humane treatment of animals in product development and testing' is a significant social policy issue." (No Action Letter p. 6 quoting from *Gillette Co.* (Jan. 4, 1996). Accordingly, the proposal does not fall with the ordinary business exclusion.

II. The Export Resolution and the 2004 "Give the Animals Five" Proposal Are Substantially Different

The rulings relied upon by Pfizer in arguing that the Export Resolution is substantially similar to the GTA5 resolution are *Abbott Laboratories* (Feb. 28, 2006), *Barr Pharmaceuticals* (Sept. 25, 2006), and *Merck & Co., Inc.* (Dec. 15, 2006). Each of those decisions compared the Animal Welfare resolutions filed in 2006 and 2007 with the GTA5 resolution filed in previous years, and concluded they were substantially similar. While PETA respectfully disagrees with the Staff's position, the fact is that each one compared the Animal Welfare resolutions with the GTA5 resolutions.

The Export Resolution is about Pfizer's corporate policies of the highest order. Outsourcing research and development and related testing protocols to foreign countries has potentially serious implications for human health, product quality, and the Company's public image, not merely animal protection issues.

The GTA5 resolution called on Pfizer to actively commit to using five non-animal test methods and seek regulatory approval to do so. The Export Resolution asks the Board to account to shareholders for outsourcing product testing to foreign countries that do not have standards, laws or regulations on par with the U.S. Either of those resolutions could have been brought by scientists, concerned citizens, or shareholders focused on the bottom line. The fact that PETA and its members filed these resolutions does not constitute substantial similarity under Rule 14a-8(i)(12). That is not consistent with either the spirit or the letter of the Rule.

For the foregoing reasons, the proponent Ms. Randall, respectfully urges the Staff not to concur that Pfizer may exclude the shareholder proposal pursuant to Rules 14a-8(i)(7) and (12). The result of the Staff's review can be faxed to me at (877) 405-1650. Thank you.

Very truly yours,

Susan L. Hall

Susan L. Hall
Legal Counsel

SLH/pc

cc: M. Foran via fax to (212) 573-1853
Ms. Julia B. Randall

END